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                         December 9, 2022

       David N. Makuen
       Chief Executive Officer
       Citi Trends Inc
       104 Coleman Boulevard
       Savannah, Georgia 31408

                                                        Re: Citi Trends Inc
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed April 14,
2022
                                                            Form 8-K filed
November 29, 2022
                                                            File No. 000-51315

       Dear David N. Makuen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed November 29, 2022

       Exhibit 99.1
       Reconciliation of GAAP Basis Operating Results to Adjusted Non-GAAP Operating Results

   1.                                                   Please reconcile your
non-GAAP measures to the most directly comparable GAAP
                                                        measures without
presenting a non-GAAP income statement. Refer to Question 102.10 of the Non-GAAP Financial
Measures Compliance and Disclosure Interpretations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David N. Makuen
Citi Trends Inc
December 9, 2022
Page 2

      You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202)
551-
3769 with any questions.



FirstName LastNameDavid N. Makuen                       Sincerely,
Comapany NameCiti Trends Inc
                                                        Division of Corporation
Finance
December 9, 2022 Page 2                                 Office of Trade &
Services
FirstName LastName